ITEM 7
Aperio Group, LLC
BlackRock (Netherlands) B.V.
BlackRock Asset Management Ireland Limited
BlackRock Fund Advisors
BlackRock Fund Managers Ltd
BlackRock Institutional Trust Company, National Association
BlackRock Investment Management (Australia) Limited
BlackRock Investment Management (UK) Limited
BlackRock Japan Co., Ltd.
BlackRock Life Limited



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.